Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF

Ocular therapeutix, Inc.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Ocular Therapeutix, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.  The resolution setting forth the amendment is as follows:

RESOLVED:	That the first sentence of Article FOURTH of the Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 405,000,000 shares, consisting of (i) 400,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 12th day of June, 2024.

ocular therapeutix, inc.

By:	/s/ Pravin U. Dugel, M.D.
Pravin U. Dugel, M.D.
Executive Chairman, President and Chief Executive Officer